SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE HILL AND KNOWLTON RETIREMENT AND 401K SAVINGS PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPAS, PC

Valhalla, New York

June 13, 2006

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments -
Investment contract with insurance company	$8,905,335	$8,528,074
Mutual funds	29,955,115	26,337,159
Common collective trust	407,198	787,163
Common stock	1,005,102	952,351
Cash	21,840	32,573
Participant loans	491,242	487,429

Total investments	40,785,832	37,124,749

Receivables -
Employer matching contributions	38,744	31,938
Employer retirement contributions	756,013	840,275
Participant contributions	75,222	58,866
Pending trades	—	58,433
Accrued investment income	169	26,738

Total receivables	870,148	1,016,250

NET ASSETS AVAILABLE FOR BENEFITS	$41,655,980	$38,140,999

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Investment Income -
Net appreciation in fair value of investments	$1,052,458
Interest and dividends	1,277,066
Loan repayment interest	19,199

2,348,723

Contributions:
Employer matching contributions	1,061,132
Employer retirement contributions	753,931
Participant contributions	2,429,779
Rollover contributions	114,182

Total contributions	4,359,024

TOTAL ADDITIONS	6,707,747

DEDUCTIONS:
Benefits paid to participants	3,068,732
Deemed distributions of participant loans	56,241
Administrative expenses	67,793

TOTAL DEDUCTIONS	3,192,766

INCREASE IN NET ASSETS	3,514,981
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	38,140,999

End of year	$41,655,980

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) which allows employees to make deferred contributions beginning on the first day of the month subsequent to their date of hire, as defined in the Plan Document. Wilmington Trust Company and Transamerica Financial Insurance Company, Inc. serve as custodians of the Plan’s assets. USI Retirement Services, Inc. serves as the Recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for Catch-up contributions to be made. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month after completion of one year of service. In addition, after the end of the Plan Year, the Company will make a Retirement Contribution in the amount of 3 percent of annual eligible compensation on behalf of all eligible participants (“Retirement Contributions”). For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month after the completion of two years of service.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. Participants may also contribute amounts representing distributions from other qualified plans.

Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, a common collective trust fund, the WPP Stock Fund and an insurance investment contract as investment options for participants. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract. The MetLife Stable Value Fund is used to invest forfeitures until such amounts are used to offset the Company’s future Matching or Retirement contributions.

Vesting—Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion of their accounts is based on years of service, as defined in the Plan. Participants vest 25 percent per year for the first two years and 50 percent for the third year in the Company’s Matching Contribution portion plus actual earnings thereon.

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $63,046 and $137,147, respectively. These amounts are automatically invested in the MetLife Stable Value Fund until such amounts are used to offset the Company’s future contributions (Matching or Retirement) or Plan fees. During the year ended December 31, 2005, forfeitures were used to offset employer contributions and Plan expenses.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEAR ENDED DECEMBER 31, 2005

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustees of the Plan. Principal and interest are paid ratably through payroll deductions. At December 31, 2005, interest rates ranged from 4% to 9%, for outstanding loans. Participant loans at December 31, 2005 and 2004 were $491,242 and $487,429, respectively.

Payment of Benefits—On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account) or in the form of a lump-sum distribution. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account) or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan’s units of participation in the MetLife Stable Value Fund represent an undivided interest in the underlying assets of the trust. The purchase and redemption price of the units is determined periodically by the trustee, based on the current market values of the underlying assets of the funds. Loans to participants are valued at outstanding principle balance plus accrued interest, which approximates fair value.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEAR ENDED DECEMBER 31, 2005

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction in net appreciation in fair market value of investments for such investments.

Expenses—Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 1996, the Plan and Hill and Knowlton, Inc.’s other Company sponsored retirement plan entered into a benefit-responsive investment contract with Massachusetts Fidelity Trust Company (“MFTC”) and Transamerica Financial Insurance Company, Inc. Transamerica Financial Insurance Company, Inc. maintains the contributions in a pooled separate account. Investment income and administrative expenses are allocated based upon the ending balance of each plan in the pooled separate account. The pooled separate account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MFTC and Transamerica Financial Insurance Company, Inc. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract.

The total investment in the pooled separate account was $8,905,335 and $8,528,074 at December 31, 2005 and 2004, respectively. Investment income from the insurance investment contract totaled $377,261 for the year ended December 31, 2005. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 4.43% for 2005. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005	2004
Investment Contract with Transamerica Financial Ins. Co, Inc.	$8,905,335	$8,528,074
American Balanced Fund	8,378,118	8,069,816
Goldman Sachs Capital Growth Fund	4,183,430	3,879,989
American Europacific Growth Fund	3,568,267	2,728,820
American Washington Mutual Investment Fund	3,303,737	2,658,652
AIM Constellation Fund	2,286,233	2,164,061
Enterprise Small Company Value Fund	2,238,775	2,015,286

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND

FOR THE YEAR ENDED DECEMBER 31, 2005

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,052,458 as follows:

Mutual funds	$1,040,469
Common collective trust funds	24,806
WPP Group plc stock	(12,817)

Net appreciation in fair value of investments	$1,052,458

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the American Depositary Receipts of WPP Group plc (“WPP”), a party-in-interest. At December 31, 2005 and 2004, the Plan held 18,613 and 17,420 shares, respectively, of WPP stock, valued at $1,005,102 and $952,351, respectively. During the year ended December 31, 2005, the Plan recorded dividend income on the WPP stock shares of $12,878.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

EIN: 13-3016062	FORM 5500, SCHEDULE H, PART IV, LINE 4i—
PN: 001	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a) (b)Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Investment Contract with Transamerica
Financial Insurance Company, Inc.	Pooled Separate Accounts	**	$8,905,335
AIM Constellation Fund	Mutual Fund	**	2,286,233
Alliance Premier Growth	Mutual Fund	**	1,800,082
American Balanced Fund	Mutual Fund	**	8,378,118
American Europacific Growth Fund	Mutual Fund	**	3,568,267
American Washington Mutual	Mutual Fund	**	3,303,737
Enterprise Small Company Value Fund	Mutual Fund	**	2,238,775
Goldman Sachs Capital Growth Fund	Mutual Fund	**	4,183,430
Van Kampen Aggressive Growth Fund	Mutual Fund	**	1,081,223
Oppenheimer Global Fund	Mutual Fund	**	1,158,720
MetLife Stable Value	Common Collective Trust Fund	**	407,198
Lord Abbett Mid Cap Value	Mutual Fund	**	1,956,530
Wilmington Prime MM Portfolio *	Money Market Fund	**	21,840
WPP Group Stock Fund *	Common Stock	**	1,005,102
Participant Loan Fund *	Loans issued to employees, at interest rates ranging from 4.0% to 9.0%, with maturities ranging from 2006 to 2025	**	491,242

			$40,785,832

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and is therefore not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND 401(K) SAVINGS PLAN

Date: June 28, 2006	By:	/s/ Sharon James Hirsch
	Name:	Sharon James Hirsch
	Title:	Director of Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm